

April 15, 2014

Via E-mail
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
1515 Walnut Street, Suite 100
Boulder, Colorado 80302

> **Re:** **NeoMedia Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 3, 2014**
> **File No. 000-21743**

Dear Ms. Marriott:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Maryse Mills-Apenteng
>
> Maryse Mills-Apenteng
> Special Counsel

cc: Via E-mail
        Clayton Parker, Esq.
        K&L Gates LLP